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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RYAN FINANCIAL, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 MAIN STREET
(No. and Street)

ANDOVER (City) MA (State) 01810 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM T. RYAN 978-475-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARL B. BINDMAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

18 RAILROAD AVENUE (Address) ANDOVER (City) MA (State) 01810 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM T. RYAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RYAN FINANCIAL, INC., as of SEPTEMBER 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

William T. Ryan
Signature

PRESIDENT
Title

Carl Bindman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RYAN FINANCIAL, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2008

RYAN FINANCIAL, INC.
YEAR ENDED SEPTEMBER 30, 2008

TABLE OF CONTENTS

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Ryan Financial, Inc. as of September 30, 2008 and the related statements of income and retained earnings, changes in stockholders' equity, cash flows and the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the computation of net capital based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the computation of net capital referred to above present fairly, in all material respects, the financial position of Ryan Financial, Inc. as of September 30, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Carl B. Bindman, CPA, P.C.

Carl B. Bindman, CPA, P.C.
Andover, MA
November 24, 2008

CARL B. BINDMAN, CPA, P.C.

18 RAILROAD AVENUE
ANDOVER, MASSACHUSETTS 01810

OFFICE (978) 470-2027
FAX (978) 470-2444

The Board of Directors
Ryan Financial, Inc.
Andover, MA 01810

In planning and performing our audit of the financial statements of Ryan Financial, Inc. (the Company), for the year ended September 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carl B. Bindman, CPA, P.C.

Carl B. Bindman, CPA, P.C.
Andover, MA 01810
November 24, 2008

RYAN FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

CURRENT ASSETS		
Cash - checking	$ 331	
Cash - restricted	37,613	
Total cash		$ 37,944
Prepaid expenses		214
Due from affiliate		43,891
Due from clearing brokers		34,961
Refundable income taxes		3,313
Total Current Assets		120,323
TOTAL ASSETS		$ 120,323

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 5,200
Total Current Liabilities	5,200
STOCKHOLDERS' EQUITY	
Common stock, no par, 20,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	17,022
Retained earnings	88,101
Total Stockholders' Equity	115,123
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 120,323

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

INCOME	
Commission and annuity income	$ 679,846
Interest income	945
Total income	680,791
EXPENSES	
Expenses reimbursed	626,990
Insurance expense	2,516
Other broker dealer expenses	18,648
Professional fees	5,200
Ticket charges	23,705
Taxes-other	125
Total expenses	677,184
Net income before income taxes	3,607
Income taxes	1,086
Net income	2,521
Retained earnings, beginning	85,580
Retained earnings, ending	$ 88,101

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
SEPTEMBER 30, 2008

	Ret. Earnings (Deficit)	Add. Paid-in Capital	Common Stock
Bal. at 10/1/07	85,580	17,022	10,000
Repayment of capital	-		-
Net income	2,521	-	-
Bal. at 9/30/08	88,101	17,022	10,000

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,521
(Increase) decrease:	
Prepaid expenses	(48)
Due from clearing brokers	(33,055)
Due from affiliate	48,240
Refundable income taxes	(3,313)
Increase (decrease):	
Accounts payable	200
Accrued income taxes	(16,000)
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:	(1,455)
Increase (decrease) in cash	(1,455)
CASH, BEGINNING OF YEAR	39,399
CASH, END OF YEAR	$ 37,944

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008

TOTAL ASSETS	$	120,323
LESS: LIABILITIES		(5,200)
TOTAL CAPITAL		115,123
LESS: NON-ALLOWABLE ASSETS		82,379
NET CAPITAL BEFORE HAIRCUTS		32,744
EXCESS DEDUCTIBLE ON FIDELITY BOND		(5,000)
HAIRCUTS		(752)
NET CAPITAL	$	26,992
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS NET CAPITAL	$	21,992

AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	$	5,200
NET CAPITAL	$	26,992
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		19.26%

There are no material differences in the computation of the net capital under SEC.240.15c3-1 as shown in this report and as reflected on the most recent FOCUS Part IIA filings.

The accompanying notes are an integral part of these financial statements

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company is primarily engaged in the securities brokerage business.

NOTE B – CASH RESTRICTED:

The Company is required to maintain a restricted reserve cash account with Raymond James & Associates with a minimum balance of $25,000. As of September 30, 2008 the balance was $37,614.

NOTE C – NET CAPITAL REQUIREMENTS:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% of capital. As of September 30, 2008 the Company had net capital of $26,992 which was $21,992 in excess of its required net capital of $5,000 and there was aggregate indebtedness of $5,200 resulting in a ratio of 19.26%.

NOTE D – PROVISION FOR INCOME TAX:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the expiration of operating losses that were available to offset state income taxes.

The components of income tax expense for the year ended September 30, 2008 are:

Current taxes	$1,086
Deferred taxes	0
Total	$1,086

NOTE E-USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RYAN FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

NOTE F-RELATED PARTY TRANSACTIONS:

The Company has a cost sharing arrangement with its affiliate Ryan Financial Advisors, Inc. The Company and Ryan Financial Advisors, Inc. have common stockholders. Under the agreement there is an allocation of the payroll and overhead expenses between the two corporations. These expenses were classified as expense reimbursement for the year ended September 30, 2008. As of September 30, 2008 there is a balance due to Ryan Financial, Inc. of $43,891.

NOTE G-CASH FLOW INFORMATION:

Cash paid for income taxes was $20,400 during the year ended September 30, 2008.

END